03 FEB 25 AM 7:21

PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

No.03/DIR/241

Jakarta, February 20, 2003

File Number :
82-34694

Securities and Exchange Commission
Division of Corporation Action
450 Fifth Street
Washington, DC 20549
USA

03007377

SUPPL

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS	DATED
1	Cash Dividend Interim Distribution Schedule *	January 29,2003
2	The Decisions of Board of Directors of PT Bank Buana Indonesia Tbk.*	October 18, 2002
3	Approval of Cash Dividend Interim*	January 24, 2003
4	Proof of Dividend Interim Schedule Publication *	January 30, 2003
5	Publication on the Schedule of Dividend Interim*	January 30, 2003

* *Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : + 62 21 6312340

3/18

2. Mrs....

Continued Letter No.03/DIR/241 dated February 20, 2003

File Number :
82-34694

2. Mrs. Juliana Samudro, Vice President
   Deputy Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : julianasamudro@bankbuana.com
   Phone : +62 21 6330585 #3456
   Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

PT BANK BUANA INDONESIA Tbk. DIREKSI JAKARTA

Pardi Kendy Safrullah Hadi Saleh

No.03/DIR/127

File Number :
82-34694

Jakarta, Januari 29, 2003

Attachment1/5

Supervision Division
PT Bursa Efek Jakarta
Gedung Bursa Efek Jakarta Lt 1., Tower 1
Jl. Jend Sudirman Kav. 52-53
Jakarta 12190

Re: Cash Dividend Interim Distribution Schedule

Dear Sirs,

In line with the PT Bank Buana Indonesia Tbk's plan to distribute Cash Dividend Interim for Rp 57,000,000,000.- (Fifty Seven Billion Rupiah) which derives from the net profit of 2002 fiscal year, please find the enclosed documents as follows:

1. Copy of Board of Directors' Decision Letter of PT Bank Buana Indonesia Tbk. No. 02/DIR/1370 dated October 18, 2002.
2. Copy of Indonesian Restructuring Agency (IBRA)'s letter No. PB-132/BPPN/0103 dated January 24, 2003 on the approval of Cash Dividend Interim Distribution of PT Bank Buana Indonesia Tbk.
3. Draft of Announcement on Distribution Schedule of Cash Dividend Interim, which would be published on January 30, 2003 on 2 Daily Newspapers, Bisnis Indonesia and Media Indonesia

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad Safrullah Hadi saleh

File Number :
82-34694

Attachment 2/5

THE DECISIONS OF THE BOARD OF DIRECTORS
PT BANK BUANA INDONESIA Tbk.
("Bank")
No. 02/DIR/1370

Subject to:

A. The inactivity of the Bank's stock trading.
B. Numbers of shares have to be increased for the improvement of the trading activity. Thus the Bank plans to do it through Stock Split process
C. The Bank shows a positive financial performance and experiences an improvement in year 2002, thus the Bank would distribute Dividend Interim proportionally to all Shareholders.
D. Article 13 point 14 of Article of Association.

The undersigned below have approved the following:

1. To approve the Bank's plan to perform a Stock Split, thus the nominal value of the share would be changed from Rp. 500.00 (Five Hundred Rupiah)/share to Rp. 250.00 (Two Hundred Fifty Rupiah) / share. It would be conducted after obtaining the approval from the General Shareholders Meeting and related institution accordingly.

2. To distribute an Interim Dividend from 2002's profit as much as Rp. 57,000,000,000 (Fifty Seven Billion Rupiah). It would be conducted after obtaining the approval from Bank Indonesia, Indonesian Banking Restructuring Agency (IBRA) and other related institutions.

3. To give an authority to the President Director with Substitution Right to perform all actions needed to realize all these decisions, not only to determine the schedule of Stock Split & Dividend distribution but hold the General Shareholders Meeting pertinent to Stock Split as well.

These decisions would be effective on October 18, 2002.

PT BANK BUANA INDONESIA Tbk.

President Director,	**Director,**
Jimmy Kurniawan Laihad	Aris Janasutanta Sutirto

File Number : **82-34694**

Attachment 2/5

Director,

Eddy Muljanto

Director,

Pardi Kendy

Director,

Safrullah Hadi Saleh

<u>Acknowledge And Approved:</u>

Chairman,

R. Rachmad

Commisioner,

Lukito Winarto

File Number :
82-34694

Attachment 3/5

No: PB-132/BPPN/0103

Jakarta, January 24, 2003

Dear
Board of Directors of PT Bank Buana Indonesia Tbk.
Jl. Gajah Mada No.1A
Jakarta

Re: **Approval of Cash Dividend Interim of PT Bank Buana Indonesia Tbk.**

In response to PT Bank Buana Indonesia Tbk.'s letter No.02/DIR/1380 dated October 25, 2002 on the Request for an Approval of Cash Dividend Interim Distribution, we would like to inform that your request to distribute Cash Dividend Interim for 2002 fiscal year of Rp.57, 000,000,000, - has been approved.

The above decision has been made based on Bank Indonesia's letter No.5/3/DPwB1/PwB15/Rahasia dated January 10, 2003 which informed that PT Bank Buana Indonesia Tbk. does not have any liabilities with Bank Indonesia and the Bank has also fulfilled all requirements required by the Decision Letter of Chairman of IBRA No. 1036/BPPN/0401 accordingly.

Thank you for your kind attention.

Indonesian Restructuring Agency

I Nyoman Sender

File Number :
82-34694

Attachment 4/5

No/03/DIR/132

Jakarta, January 30, 2003

Supervision Division
PT Bursa Efek Jakarta
Gedung Bursa Efek Jakarta Lt 1., Tower 1
Jl. Jend Sudirman Kav. 52-53
Jakarta 12190

Re: Proof of Dividend Interim Schedule Publication

Dear Sirs,

With reference to our Letter No.03/DIR/127 dated January 29, 2003 on Distribution Schedule of Cash Dividend Interim, please find enclosed 2 original sets of Announcement on Distribution Schedule of Cash Dividend Interim that has been published on 2 daily newspapers, Bisnis Indonesia and Media Indonesia on January 30, 2003.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Director,

Safrullah Hadi Saleh Eddy Muljanto

File Number :
82-34694

Attachment 5/5

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION OF CASH INTERIM DIVIDEND DISTRIBUTION TO ALL SHAREHOLDERS

In line with the decision of the Board of Directors which has been approved by the Board of Commissioners of PT Bank Buana Indonesia Tbk., the Bank would distribute Cash Dividend Interim of Rp 19.14 per share or Rp. 57,000,000,000.- (Fifty Seven Billion Rupiah) in total, which derives from the net profit of 2002 fiscal year. Dividend would be distributed proportionally to 2,977,976,810 (Two Billion Nine Hundred Seventy Seven Million Nine Hundred Seventy Six Thousand and Eight Hundred Ten) issued and paid in shares. The plan has been approved by the Indonesian Restructuring Agency (IBRA)

Schedule and Procedure of Cash Dividend Interim Distribution would be as follows:

A. Schedule of Payment:

No.	Action	Date
1	Notification Publication on Newspapers	January 30, 2003
2	Cum Dividend in Regular and Negotiation Market	February 18, 2003
3	Ex Dividend in Regular and Negotiation Market	February 19, 2003
4	Cum Dividend in Cash Market	February 21, 2003
5	Recording Date	February 21, 2003
6	Ex Dividend in Cash Market	February 24, 2003
7	Dividend Payment	March 10, 2003

B. Procedure of Payment:

1. Dividend would be paid to all Shareholders whose names are on the Shareholders' List of February 21, 2003 at 04.00 pm Western Indonesia Time.
2. Dividend Payment:
    a) For Shareholders who hold script shares, payment would be transferred to the Shareholders' account. For that matter, the Shareholders are required to inform the account numbers and enclosed a copy of identification card to Administration Bureau, PT SIRCA DATAPRO PERDANA, Wisma Sirca Jl. Johar No.18 Menteng, Jakarta 10340, Telp (021) 3900645, 3905920 by February 21, 2003
    b) For those Shareholders who hold an account with PT Kustodian Sentral Efek Indonesia (KSEI), payment would be paid by KSEI.
3. Dividend would be taxed according to the Indonesian Tax Regulation.
4. Foreign Shareholders who are responsible for Foreign Tax payment, the tax would be paid in line with the Circulation Letter of General Director of Tax No. SE-03/PJ.101/1996 dated March 29, 1996. These Shareholders are required to send the original copy of Domicile Information Letter with the following information:

File Number :
82-34694

Attachment 5/5

a) For Shareholders who hold script shares, the original Domicile Information Letter has to be sent to PT Sirca Datapro Perdana directly.
b) For Shareholders whose shares are registered at KSEI, the original Domicile Information Letter has to be sent to KSEI directly.
c) The original Domicile Information Letter has to be received by February 21, 2003 at 04.00 pm Western Indonesia Time. Otherwise, these Shareholders are automatically be deducted with 20% tax payment.

Jakarta, January 30, 2003
PT BANK BUANA INDONESIA Tbk.
Board of Directors